Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	KE Holdings Inc.		
Date Submitted:	19 September 2025		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules**") or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I

1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares		
	Number of issued shares (excluding treasury shares)	*As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)*	Number of treasury shares	*Issue/ selling price per share (Note 4)*	Total number of issued shares
Opening balance as at *(Note 1)* 17 September 2025	3,430,132,293		0		3,430,132,293
1). Other (please specify) See Part B **Date of changes** 18 September 2025		%			
Closing balance as at *(Notes 5 and 6)* 18 September 2025	3,430,132,293		0		3,430,132,293

B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date *(Notes 5 and 6)*

1).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 01 July 2025	848,220	%		USD	5.8947	
2).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 02 July 2025	851,841	%		USD	5.8696	
3).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 03 July 2025	845,517	%		USD	5.9135	
4).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 07 July 2025	724,755	%		USD	6	
5).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 08 July 2025	658,701	%		USD	6.0432	
6).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 09 July 2025	662,118	%		USD	6.0412	
7).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 10 July 2025	469,164	%		USD	6.3943	
8).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 11 July 2025	643,464	%		USD	6.2163	
9).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 14 July 2025	565,575	%		USD	6.3131	
10).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 15 July 2025	636,654	%		USD	6.2828	
11).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 16 July 2025	646,788	%		USD	6.1844	

12). Repurchase of shares (or other securities) but not cancelled **Date of changes** 17 July 2025	639,606	%		USD	6.2538	
13). Repurchase of shares (or other securities) but not cancelled **Date of changes** 18 July 2025	634,935	%		USD	6.2998	
14). Repurchase of shares (or other securities) but not cancelled **Date of changes** 21 July 2025	469,818	%		USD	6.3854	
15). Repurchase of shares (or other securities) but not cancelled **Date of changes** 22 July 2025	468,291	%		USD	6.4062	
16). Repurchase of shares (or other securities) but not cancelled **Date of changes** 23 July 2025	459,873	%		USD	6.5235	
17). Repurchase of shares (or other securities) but not cancelled **Date of changes** 24 July 2025	454,161	%		USD	6.6056	
18). Repurchase of shares (or other securities) but not cancelled **Date of changes** 25 July 2025	462,606	%		USD	6.485	
19). Repurchase of shares (or other securities) but not cancelled **Date of changes** 28 July 2025	461,076	%		USD	6.5065	
20). Repurchase of shares (or other securities) but not cancelled **Date of changes** 29 July 2025	629,883	%		USD	6.3504	
21). Repurchase of shares (or other securities) but not cancelled **Date of changes** 30 July 2025	643,881	%		USD	6.2123	
22). Repurchase of shares (or other securities) but not cancelled **Date of changes** 31 July 2025	650,973	%		USD	6.1446	
23). Repurchase of shares (or other securities) but not cancelled **Date of changes** 01 August 2025	659,943	%		USD	6.0611	

24).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 04 August 2025	837,858	%		USD	5.9676	
25).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 05 August 2025	853,635	%		USD	5.8573	
26).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 06 August 2025	856,542	%		USD	5.8374	
27).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 07 August 2025	844,956	%		USD	5.9175	
28).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 08 August 2025	846,738	%		USD	5.9016	
29).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 11 August 2025	848,859	%		USD	5.8903	
30).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 12 August 2025	845,643	%		USD	5.9127	
31).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 13 August 2025	652,620	%		USD	6.1291	
32).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 14 August 2025	649,845	%		USD	6.1553	
33).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 15 August 2025	646,476	%		USD	6.1321	
34).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 18 August 2025	670,146	%		USD	6.0375	
35).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 19 August 2025	661,179	%		USD	6.0498	

36). Repurchase of shares (or other securities) but not cancelled **Date of changes** 20 August 2025	657,939	%		USD	6.0796	
37). Repurchase of shares (or other securities) but not cancelled **Date of changes** 21 August 2025	654,834	%		USD	6.1084	
38). Repurchase of shares (or other securities) but not cancelled **Date of changes** 22 August 2025	648,015	%		USD	6.1727	
39). Repurchase of shares (or other securities) but not cancelled **Date of changes** 25 August 2025	632,877	%		USD	6.3203	
40). Repurchase of shares (or other securities) but not cancelled **Date of changes** 26 August 2025	632,658	%		USD	6.3225	
41). Repurchase of shares (or other securities) but not cancelled **Date of changes** 27 August 2025	351,438	%		USD	5.9894	
42). Repurchase of shares (or other securities) but not cancelled **Date of changes** 29 August 2025	1,192,125	%		USD	5.8719	
43). Repurchase of shares (or other securities) but not cancelled **Date of changes** 02 September 2025	1,146,105	%		USD	6.0976	
44). Repurchase of shares (or other securities) but not cancelled **Date of changes** 03 September 2025	1,129,902	%		USD	6.1952	
45). Repurchase of shares (or other securities) but not cancelled **Date of changes** 04 September 2025	1,132,359	%		USD	6.1818	
46). Repurchase of shares (or other securities) but not cancelled **Date of changes** 05 September 2025	1,110,219	%		USD	6.304	
47). Repurchase of shares (or other securities) but not cancelled **Date of changes** 08 September 2025	1,096,452	%		USD	6.3821	

48).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 09 September 2025	1,050,570	%		USD	6.663	
49).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 10 September 2025	1,055,388	%		USD	6.6274	
50).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 11 September 2025	519,324	%		USD	6.6563	
51).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 12 September 2025	408,906	%		USD	6.6722	
52).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 15 September 2025	685,164	%		USD	6.5677	
53).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 16 September 2025	652,602	%		USD	6.63	
54).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 17 September 2025	292,908	%		USD	6.828	
55).	Repurchase of shares (or other securities) but not cancelled **Date of changes** 18 September 2025	675,684	0.019 %		USD	6.6599	

Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,572,204,120 shares (comprising 3,430,132,293 Class A ordinary shares and 142,071,827 Class B ordinary shares).

Confirmation . Not applicable

Notes to Section I:

1. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.*

2. *Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

3. *The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.*

4. *In the case of a share repurchase or redemption, the "issue/ selling price per share" shall be construed as "repurchase price per share" or "redemption price per share".*

   Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given.

5. *The closing balance date is the date of the last relevant event being disclosed.*

6. *For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled.*

   If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B.

7. *Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases.*

8. *"Identical" means in this context:*

   - *the securities are of the same nominal value with the same amount called up or paid up;*
   - *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*
   - *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.*

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Repurchase report

Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1). 18 September 2025	675,684	On another stock exchange New York Stock Exchange	USD 6.73	USD 6.6	USD 4,499,988

Total number of shares repurchased	675,684	**Aggregate price paid $**	USD 4,499,988
Number of shares repurchased for cancellation	675,684		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		27 June 2025
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		360,216,007
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	**(a)**	41,114,118
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		1.141 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)***	**Up to**	18 October 2025

We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2025 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange.

Notes to Section II:

1. *Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

2. *Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.*

Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B.

Report of on-market sale of treasury shares Not applicable

Submitted by: Siting Li
(Name)

Title: Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)